Exhibit (a)(1)(H)
Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Employees

From:	Aruba Networks, Inc.

Date:

Subject:	Expiration of Offer to Exchange
As of 9:00 p.m. on Tuesday, March 17, 2009, we closed our offer to exchange certain outstanding options for new options (the “Offer”). If you properly elected to participate in the Offer with respect to some or all of your Eligible Options and did so before the deadline, those Eligible Options have been accepted for participation in the Offer. Such Eligible Options have been cancelled, and you no longer have any rights with respect to those options. In exchange for such cancelled options, you have been granted New Options in accordance with the terms and conditions of the Offer.
As described in the Offer documents and in accordance with the Company’s customary procedures, you will receive stock option agreement(s) for the options that have been granted to you in exchange for your properly tendered and cancelled options. We expect those option agreement(s) to be available in the next few days.
If you have any questions, please contact Jeannette Bjoernsen at jbjoernsen@arubanetworks.com or (408) 754-8414.